CONFIRMING STATEMENT

This Statement confirms that the undersigned, Karim Jobanputra, has authorized and designated each of David Koontz and Kevin Lavin to execute and file on the undersigned’s behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of O2Diesel Corporation. The authority of David Koontz and Kevin Lavin under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in securities of O2Diesel Corporation, unless earlier revoked in writing. The undersigned acknowledges that David Koontz and Kevin Lavin are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: July 21, 2003
/s/ Kairim Jobanputra
Kairim Jobanputra